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-----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
| F  O  R  M  4 |                                      Washington, D.C. 20549                           |       OMB APPROVAL       |
-----------------                                                                                       |--------------------------|
[ ] Check this box if no                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 |OMB Number       3235-0287|
    longer subject to                                                                                   |Expires: December 31, 2001|
    Section 16. Form 4 or                                                                               |Estimated average burden  |
    Form 5 obligations may  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,     |hours per response.....0.5|
    continue. See               Section 17(a) of the Public Utility Holding Company Act of 1935 or      ----------------------------
    Instruction 1(b)                     Section 30(f) of the Investment Company Act 1940

(Print or Type response)
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|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
|   Hill,           Edwin D., Trustee**  |   Ramtron International Corporation  (RMTR)    |                                        |
|                                        |                                                |   Director            X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  |   Officer               Other          |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
| 1125 Fifteenth Street, N.W., Suite 1202|  (Voluntary)          |                        |                                        |
|                                        |                       | September, 1999        |----------------------------------------|
|----------------------------------------|                       |------------------------|7. Individual or Joint/Group Filing     |
|      (Street)                          |                       |5.If Amendment, Date of |   (Check Applicable Line)              |
|                                        |                       |  Original (Month/Year) |                                        |
|                                        |                       |                        | X  Form filed by One Reporting Person  |
|    Washington,  D.C.            20005  |                       |                        |---                                     |
|                                        |                       |                        |    Form filed by More than One         |
|                                        |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned    |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Transac-|4.Security Acquired (A) or   |5.Amount of      |6.Owner-|7.Nature of      |
|  (Instr. 3)                   |  tion Date |tion Code |  Disposed of (D)            |  Securities     |Ship Fo-|  Indirect       |
|                               |(Month/Day/ |(Instr.8) |  (Instr. 3, 4 and 5)        |  Beneficially   |rm: Dir-|  Beneficial     |
|                               | Year)      |----------|-----------------------------|  Owned at End of|ect (D) |  Ownership      |
|                               |            |    |     |              |    |         |  Month (Instr.  |or Indi-|  (Instr. 4)     |
|                               |            |    |     |              |    |         |  3 and 4)       |rect (I)|                 |
|                               |            |    |     |              |(A) |         |                 |(Instr. |                 |
|                               |            |Code| V   |    Amount    |(D) |  Price  |                 |4)      |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
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Reminder: Report on a separate line for each class securities owned directly or indirectly.                                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (3-99)
**The  reporting  person  disclaims  beneficial  ownership  of  the  reported securities.

                                                     (Print or type responses)
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FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
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|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of        |6.Date     |7.Title and Amount |8.Price of|9.Number  |10.     |11.Nature |
|Derivative|sion or  |Tran-|  saction|  Derivative       |Exercisable|  of Underlying    |Derivative|  of      |Ownersh-|   of     |
|Security  |Exercise |sact-|  Code   |  Securities       |and        |  Securities       |Security  |Derivative|ip Form |Indirect  |
|(Instr. 3)|Price of |ion  |(Instr.8)|  Acquired (A) or  |Expiration |  (Instr. 3 and 4) |(Instr. 5)|Securities|of Deri-|Beneficial|
|          |Deriva-  |Date(|         |  Disposed of (D)  |Date       |                   |          |Benefi-   |vative  |Ownership |
|          |tive     |Month|         |  (Instr. 3, 4 an  |(Month/Day/|                   |          |cially    |Security|(Instr. 4)|
|          |Security |/Day/|         |  and 5)           |   Year)   |                   |          |Owned at  |: Direct|          |
|          |         |Year)|         |                   |-----------|-------------------|          |End of    |(D) or  |          |
|          |         |     |         |                   |     |     |         |Amount or|          |Month     |Indirect|          |
|          |         |     |---------|-------------------|Date |Exp. |  Title  |Number of|          |(Instr. 4)|(I) (In-|          |
|          |         |     |Code| V  |   (A)   |   (D)   |Exbl.|Date |         |Shares   |          |          |str. 4) |          |
|----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|----------|
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|----------|
|Conversion|  $5.00  |09/30| J* |    |  9,333* |         |  *  |  *  |  Common |  9,333* |          |**        | I      |As Trustee|
|Option    |         |/1999|    |    |         |         |     |     |  Stock  |         |          |2,334,919 |        |          |
|Pursuant  |         |*    |    |    |         |         |     |     |         |         |          |          |        |          |
|to        |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|Convert-  |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|ible Loan |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
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Explanation of Responses:


     *     On  August  6,  1999,  the  National  Electrical Benefit Fund ("NEBF") and Ramtron  International  Corporation  ("RIC")
           consummated  an  Amended  and  Restated Loan Agreement (the "Restated Loan Agreement") which modified the original Loan
           Agreement dated  September 21, 1995.  The Restated Loan Agreement required a pay down  of  the debt outstanding to $7M;
           changed the simple fixed  rate  of interest to 8%; extended the Scheduled Maturation Date of the note to March 15, 2002
           (with  quarterly  payments beginning on January 31, 2000); extended and repriced a warrant for 805,697 RIC common stock to the NEBF; required the issuance of an additional warrant for 100,000 RIC common stock to the NEBF; repriced the rate at which the NEBF could convert its loan to common stock; and limited the times at  which the NEBF could so convert its loan (to (i) 120 Business Days prior to the Scheduled Maturity  Date;  (ii)  89  Business  Days  following a Prepayment
           Notice  Date ; or  (iii)  120  Business  Days  following  an Event of Default). As of September 30, 1999, approximately
           $7,091,111.11 of principal and accrued interest  were  outstanding  under  the Restated Loan Agreement.  This filing is made with respect to simple interest accrued under the Restated Loan Agreement during  September,  1999  which  amounts to  $46,666.67.

     **    Reference  is  to  options/warrants  for  Common Stock, including the conversion  option  pursuant to convertible loan;
           options  for  4,000  Common  Stock  awarded April 17, 1996 which become exercisable in 1,000 share increments per year;
           options  for  6,000 Common Stock awarded July 22, 1998 which are immediately exercisable;  and options for 1,000 Common
           Stock  awarded  July  22,  1998  which  are  immediately  exercisable.

     ***   Intentional misstatements or omissions of facts constitute          /s/  Edwin  D  Hill                        10/12/1999
           Federal Criminal Violations.  See 18 U.S.C. 1001 and                -----------------------------------------  ----------
           15 U.S.C. 78ff(a).                                                  ***Signature of Reporting Person             Date

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                                                                                                                     SEC 1474 (3-99)
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